Exhibit 4.37

Eastcheap Court, 11 Philpot Lane, London, EC3M 8UD	15 February 2012

The Royal Bank of Scotland plc
135 Bishopsgate
London
EC2M 3UR

Attention: APS Management

The Royal Bank of Scotland Group plc
135 Bishopsgate
London
EC2M 3UR

Attention: APS Management

Dear Sirs

The UK Asset Protection Scheme – Post Trigger Refinancings and Debt Restructurings

Background and interpretation

1.	We refer to:

(A)
the Accession Agreement dated 26 November 2009 between the Commissioners of Her Majesty’s Treasury, The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc, as amended and supplemented from time to time (the “Accession Agreement”); and

(B)	the Fourth Supplemental Agreement to the Accession Agreement dated 30 June 2011 between the parties to the Accession Agreement (the “Fourth Supplemental Agreement”).

2.
Terms defined in the Fourth Supplemental Agreement or the Accession Agreement have the same meanings when used in this letter subject as provided herein.  In particular, references to “old assets and exposures” shall be construed:

(A)	in relation to AV Assets and AV Non-Cash Realisations, in accordance with paragraph 6.9 of Schedule 10 to the Accession Agreement (“Schedule 10”); and

(B)	in relation to other In-scope Assets and In-scope Non-Cash Realisations (each as defined below), in accordance with paragraph 9 below.

3.
Pursuant to Clause 5.2 of the Fourth Supplemental Agreement the Participant and the Treasury agreed that they would participate in good faith discussions with each other for 90 days (or such other period as might be agreed in writing between the Treasury and the Participant) after the Effective Date in order to agree as soon as reasonably practicable a replacement for, or refinements or other amendments to, the provisions set out in paragraphs 6.8 and 6.9 of Schedule 10, being provisions dealing with the consequences under the Scheme where the assets and exposures comprising an AV Asset or AV Non-Cash Realisation are the subject of a refinancing or debt restructuring after the day on which the Trigger occurs in respect of the relevant AV Asset.

4.
The Participant and the Treasury held such discussions but did not agree any extension of the 90 day period referred to in paragraph 3 above.  The provisions set out in paragraphs 6.8 and 6.9 of Schedule 10 accordingly took effect on 4 October 2011 but, pursuant to sub-paragraph 6(A) below, are superseded by the terms of this letter.

5.
The Participant and the Treasury have also held discussions to agree the consequences under the Scheme where a Covered Asset or Non-Cash Realisation that is not an AV Asset or AV Non-Cash Realisation is the subject of a refinancing or debt restructuring after the day on which the Trigger occurs in respect of such Covered Asset or the Covered Asset in respect of which such Non-Cash Realisation arises.

6.	This letter sets out:

(A)
the refinements and amendments to paragraph 6.9 of Schedule 10 that have been agreed by the Participant and the Treasury in relation to AV Assets and AV Non-Cash Realisations, which, notwithstanding the coming into effect of paragraphs 6.8 and 6.9 of Schedule 10 as referred to in paragraph 4 above, shall be deemed to have taken effect from 6 July 2011; and

(B)	the agreement reached by the Participant and the Treasury in relation to other Covered Assets and Non-Cash Realisations,

as a result of the discussions referred to in paragraphs 4 and 5 above.

7.	This letter is a Scheme Document.

In-scope Assets

8.	Subject to paragraph 18 below, the provisions set out in paragraphs 9 and 10 below apply with respect to each Covered Asset or Non-Cash Realisation (or part thereof) other than:

(A)
any Covered Asset that is designated in the Initial Data as belonging to the “Consumer Finance” or “Residential Mortgage” Covered Asset Class (or any part of such a Covered Asset) or any Non-Cash Realisation that arises in respect of such a Covered Asset (or any part of such a Non-Cash Realisation); and

(B)	any Covered Asset that is:

(i)	designated in the Initial Data as belonging to the “Loan” or “Lease Finance” Covered Asset Class; and

(ii)	within the Lombard portfolio of the Participant’s Group,

(or any part of such a Covered Asset) or any Non-Cash Realisation that arises in respect of such a Covered Asset (or any part of such a Non-Cash Realisation); and

(C)
any Covered Asset that is designated in the Initial Data as belonging to the “Derivative” Covered Asset Class, is not an AV Asset and is the subject of a Restructuring Trigger (or any part of such a Covered Asset) or any Non-Cash Realisation that arises in respect of such a Covered Asset (or any part of such a Non-Cash Realisation), each such Covered Asset or Non-Cash Realisation (or relevant part thereof) that does not fall within sub-paragraph (A), (B) or (C) above being an “In-scope Asset” or an “In-scope Non-Cash Realisation” respectively.

9.	In relation to In-scope Assets and In-scope Non-Cash Realisations that are not AV Assets or AV Non-Cash Realisations, it is agreed that:

(A)	if and to the extent:

(i)
the assets and exposures comprising such an In-scope Asset or In-scope Non-Cash Realisation are the subject of a refinancing or debt restructuring by an Applicable Entity as the provider of the new financing to the relevant Obligor (such assets and exposures being the “old assets and exposures” and the assets and exposures arising pursuant to, or resulting from, such refinancing or debt restructuring being the “new assets and exposures”); and

(ii)	such refinancing or debt restructuring occurs after the day on which the Trigger occurs in respect of the relevant In-scope Asset,

then:

(a)
if such refinancing or debt restructuring (including the decision to effect such refinancing or debt restructuring) occurs without any involvement of the Global Restructuring Group business unit of the Participant’s Group (“GRG”), then (1) to the extent repayment of the old assets and exposures does not give rise to a Cash Realisation in respect of the relevant In-scope Asset pursuant to the Conditions, there shall be deemed to be a Cash Realisation in respect of the relevant In-scope Asset in an amount equal to the initial carrying value of the new assets and exposures, the Cash Realisation Date for which shall be the date on which the refinancing or debt restructuring becomes effective and (2) the new assets and exposures shall (to the extent they would, but for this paragraph 9, have formed part of such In-scope Asset or been or formed part of any In-scope Non-Cash Realisation in respect of such In-scope Asset) not form part, and shall not at any time have formed part, of such In-scope Asset and shall not be or form part, and shall not at any time have been or formed part, of any In-scope Non-Cash Realisation in respect of such In-scope Asset, including for the purposes of calculating the Losses and Recoveries in respect of such In-scope Asset (but without prejudice to the effect of such refinancing or debt restructuring, including any payments made in connection therewith, on any other Recoveries in respect of such In-Scope Asset to the extent attributable to the old assets and exposures); and

(b)
if such refinancing or debt restructuring (including the decision to effect such refinancing or debt restructuring) occurs with any involvement of GRG, then (1) the new assets and exposures shall be deemed to be a Non-Cash Realisation in respect of the relevant In-scope Asset and (2) repayment of the old assets and exposures out of the new assets and exposures shall not be deemed to constitute a Cash Realisation in respect of such In-scope Asset (but without prejudice to the effect of such refinancing or debt restructuring, including any payments made in connection therewith, on any other Recoveries in respect of such In-Scope Asset to the extent attributable to the old assets and exposures);

(B)
sub-paragraph (A) above shall apply in relation to old assets and exposures constituting In-scope Assets and In-scope Non-Cash Realisations, including AV Assets and AV Non-Cash Realisations, on a retrospective basis with effect from 1 January 2009 (and not just from 6 July 2011); and

(C)	this paragraph 99 shall not apply to any refinancing or debt restructuring of an In-scope Asset or In-scope Non-Cash Realisation by an Applicable Entity if and to the extent:

(i)	it is not approved, or agreed or consented to, by any Applicable Entity or any of its Representatives and could not be prevented by any Applicable Entity or the Applicable Entities; or

(ii)	it is required by Applicable Law.

This paragraph 9 varies Conditions 4, 6 and 7.

10.
For the purpose of applying paragraph 6.9 of Schedule 10 to AV Assets and AV Non-Cash Realisations and paragraph 9 above to other In-scope Assets and In-scope Non-Cash Realisations, it is agreed that:

(A)
old assets and exposures constituting an In-scope Asset or In-scope Non-Cash Realisation shall be deemed to be the subject of a refinancing or debt restructuring if and only if an event occurs that is binding on the relevant Covered Entity or Covered Entities or the relevant Applicable Entity or Applicable Entities (as the case may be) and which has the economic effect of materially increasing the weighted average life of principal or premium repayments (taken as a whole) in respect of the old assets and exposures, including by:

(i)	materially extending the final maturity date of the old assets and exposures; or

(ii)	materially deferring any payment(s) of principal or premium in respect of the old assets and exposures, including a change from an amortising to a “bullet” repayment profile,

but excluding any material increase the weighted average life of principal or premium repayments in respect of such old assets and exposures due to an administrative adjustment, accounting adjustment or tax adjustment or other technical adjustment occurring in the ordinary course of business;

(B)	a refinancing or debt restructuring (including the decision to effect such refinancing or debt restructuring) shall be deemed to occur without any involvement of GRG if and only if:

(i)
for In-scope Assets and In-scope Non-Cash Realisations of the type ordinarily dealt with by GRG, the relevant In-scope Asset or In-scope Non-Cash Realisation immediately before the date on which the refinancing or debt restructuring becomes effective is not:

(a)	managed by GRG, evidenced by the recording in the Participant’s credit systems that a GRG relationship manager is leading the case; or

(b)
an incoming GRG shadow case, evidenced by the recording in the Participant’s credit systems that the In-scope Asset or In-scope Non-Cash Realisation is a “shadow case” or that a GRG relationship manager is the secondary relationship manager; or

(ii)	for In-scope Assets and In-scope Non-Cash Realisations not of the type ordinarily dealt with by GRG:

(a)
for cases where the relevant In-scope Asset or In-scope Non-Cash Realisation has, in accordance with the ordinary business practices of the Participant’s Group consistently applied, a credit score on the Participant’s Master Grading Scale (an “MGS score”), the MGS score for that In-scope Asset or In-Scope Non-Cash Realisation is 23 or less;

(b)
for cases where the relevant In-scope Asset or In-scope Non-Cash Realisation does not, in accordance with the ordinary business practices of the Participant’s Group consistently applied, have an MGS score but has an external rating recorded in the Participant’s credit systems that is on a basis consistent with the requirements of BIPRU 9.8, the latest such external rating is better than the following corresponding values:

External rating
Moody	S&P	Fitch
C	CC+	CC+
; or

(c)
for cases where the relevant In-scope Asset or In-scope Non-Cash Realisation does not, in accordance with the ordinary business practices of the Participant’s Group, have an MGS score or an external rating that is on a basis consistent with the requirements of BIPRU 9.8 recorded in the Participant’s credit systems, the MGS score that would correspond to the probability of default recorded for Basel III purposes in the Participant’s credit systems is 23 or less.

11.	It is further agreed that:

(A)
where the assets and exposures comprising an AV Asset or AV Non-Cash Realisation (or any part of an AV Asset or AV Non-Cash Realisation) are the subject of a refinancing or debt restructuring that occurs after the day on which the Trigger occurs in respect of the relevant AV Asset and the refinancing or debt restructuring (including the decision to effect such refinancing or debt restructuring) occurs with any involvement of the Global Restructuring Group business unit of the Participant’s Group, then the new assets and exposures arising pursuant to, or resulting from, such refinancing or debt restructuring shall be deemed to constitute an AV Non-Cash Realisation in respect of such AV Asset, including for the purposes of calculating the AV of, and Losses and Recoveries in respect of, such AV Asset (but without prejudice to the effect of such refinancing or debt restructuring, including any payments made in connection therewith, on the AV of such AV Asset to the extent attributable to the old assets and exposures); and

(B)
references in paragraph 6.9 of Schedule 10 to the assets and exposures comprising an AV Asset or AV Non-Cash Realisation shall be construed as including references to any part of an AV Asset or AV Non-Cash Realisation.

12.	The Participant:

(A)	represents and warrants to the Treasury that:

(i)
immediately prior to each and any In-Scope Asset undergoing any refinancing or debt restructuring (as interpreted in accordance with paragraph 10(A) above), which refinancing or debt restructuring (including the decision to effect such refinancing or debt restructuring) occurred without any involvement of GRG (as interpreted in accordance with paragraph 10(B) above), such In-Scope Asset was not the subject of any impairments in the relevant accounting records of the relevant member of the Participant’s Group; and

(ii)
Appendix 1 to this letter was prepared by the Participant in good faith, is true and accurate in all material respects and is an accurate summary of the Participant’s ordinary business process for sourcing and processing external ratings that are then recorded in the Participant’s credit systems and no information has been omitted from such Appendix 1 that results in it being misleading in any material respect; and

(B)	undertakes to the Treasury as follows:

(i)
prior to each and any In-Scope Asset undergoing any refinancing or debt restructuring (as interpreted in accordance with paragraph 10(A) above), which refinancing or debt restructuring (including the decision to effect such refinancing or debt restructuring) occurs without any involvement of GRG (as interpreted in accordance with paragraph 10(B)10(B) above), such In-Scope Assets will not be the subject of any impairments in the relevant accounting records of the relevant member of the Participant’s Group; and

(ii)	it will notify the Treasury in writing promptly of any material changes that it makes to the process represented in Appendix 1 to this letter.

13.
By way of illustrative example, it is agreed that the granting of a grace period of a few days that defers the date for payment of principal or premium in respect of an In-scope Asset shall not be considered material for the purposes of paragraph 10(A)(ii) above.

14.
Examples of the application of the provisions set out in paragraphs 9 and 10 above are set out in Appendix 2 to this letter by way of illustration.  In the event of any inconsistency or conflict between this letter (other than Appendix 2) or any other Scheme Document and Appendix 2, this letter (other than Appendix 2) or the relevant other Scheme Document shall prevail.

Covered Assets and Non-Cash Realisations that are not In-scope Assets

15.
Subject to paragraph 19 below, to the extent that the assets and exposures comprising any Covered Asset that is designated in the Initial Data as belonging to the “Consumer Finance” or “Residential Mortgage” Covered Asset Class (or any part of such a Covered Asset) or any Non-Cash Realisation that arises in respect of such a Covered Asset (or any part of such a Non-Cash Realisation) are the subject of a refinancing or debt restructuring by a Covered Entity as the provider of the new refinancing after the day on which a Trigger occurs in respect of the relevant Covered Asset, then:

(A)
(without prejudice to any other Recoveries in respect of such Covered Asset, Non-Cash Realisation or relevant part thereof, as the case may be, to the extent attributable to the assets and exposures comprising the Covered Asset, Non-Cash Realisation or part thereof that is the subject of the refinancing or debt restructuring) there shall be deemed to be a Cash Realisation in respect of such Covered Asset, Non-Cash Realisation or relevant part thereof, as the case may be, in an amount equal to the outstanding balance of such Covered Asset, Non-Cash Realisation or relevant part thereof, as the case may be, immediately before such refinancing or debt restructuring becomes effective, the Cash Realisation Date for which shall be such date; and

(B)
the assets and exposures arising pursuant to, or resulting from, such refinancing or debt restructuring shall (to the extent they would, but for this paragraph 15, have formed part of such Covered Asset or been or formed part of any Non-Cash Realisation in respect of such Covered Asset) not form part, and shall not at any time have formed part, of such Covered Asset and shall not be or form part, and shall not at any time have been or formed part, of any Non-Cash Realisation in respect of such Covered Asset, including for the purposes of calculating Losses and Recoveries in respect of such Covered Asset.

16.
Subject to paragraph 19 below, to the extent that the assets and exposures comprising any Covered Asset that is within the Lombard portfolio of the Participant’s Group and designated in the Initial Data as belonging to the “Loan” or “Lease Finance” Covered Asset Class (or any part of such a Covered Asset) or any Non-Cash Realisation that arises in respect of such a Covered Asset (or any part of such a Non-Cash Realisation) are the subject of a refinancing or debt restructuring by a Covered Entity as the provider of the new refinancing after the day on which a Trigger occurs in respect of such Covered Asset, then:

(A)	the assets and exposures arising pursuant to, or resulting from, such refinancing or debt restructuring shall be deemed to constitute a Non-Cash Realisation in respect of such Covered Asset; and

(B)
repayment of the old assets and exposures that are the subject of the refinancing or restructuring out of the assets and exposures arising pursuant to, or resulting from, such refinancing or debt restructuring shall not be deemed to constitute a Cash Realisation in respect of the relevant Covered Asset (but without prejudice to the effect of such refinancing or debt restructuring, including any payments made in connection therewith, on the Recoveries in respect of such Covered Asset to the extent attributable to the assets and exposures comprising the Covered Asset or Non-Cash Realisation or relevant part thereof that are the subject of the refinancing or debt restructuring).

17.
The Treasury hereby agrees that the Participant shall not be required to report any deemed Non-Cash Realisations paragraph 16(A) above to the Treasury pursuant to its obligations under the Data Field Rules for the Quarterly Statement Data Fields or the Conditions as regards the content of Quarterly Statements.

Account Based Overdrafts

18.
Nothing in this letter shall supersede the provisions of clause 12.20 of the Accession Agreement and accordingly there shall be no double counting of Cash Realisations pursuant to such provisions and the provisions of this letter.

Derivative Agreements

19.
For the purposes of applying Condition 6.16 to the Participant with respect to a Derivative Agreement, it is agreed that the reference to a Restructuring which has not resulted in the termination of all outstanding transactions governed by or comprising that Derivative Agreement shall be deemed to include the circumstance where all outstanding transactions governed by or comprising that Derivative Agreement have been terminated and replaced by new transactions governed by or comprising that Derivative Agreement.

Reporting holiday

20.
The Participant shall not be required to reflect the provisions of paragraphs 9 and paragraph 6.9 of Schedule 10 (as interpreted in accordance with paragraph 10 above) in any Quarterly Statement Data or Quarterly Statement, in each case when reporting in respect of any Quarterly Statement Period ending on or before the Reporting Holiday End Date.

21.
In the first Quarterly Statement Data and Quarterly Statement in respect of a Quarterly Statement Period ending after the Reporting Holiday End Date, such adjustments shall be made pursuant to and in accordance with Condition 8.7 as are required to report in accordance with paragraphs 9 and paragraph 6.9 of Schedule 10 (as interpreted in accordance with paragraph 10 above).  For this purpose, the reporting time limits prescribed by Condition 8.11 shall be adjusted on a basis consistent with paragraph 7.2 of Schedule 10 as if such paragraph 7.2 applied to an adjustment to an amount made pursuant to and in accordance with paragraphs 9 and paragraph 6.9 of Schedule 10 (as interpreted in accordance with paragraph 10 above)  and the relevant sub-paragraph were sub-paragraph 7.2(A), and otherwise mutatis mutandis.

Please confirm your agreement to the foregoing by signing and returning the enclosed copy of this letter.

Yours faithfully,

/s/ Bill Dickinson
For and on behalf of the Commissioners of HM Treasury (acting through the Asset Protection Agency)

Confirmed and agreed for and on behalf of The Royal Bank of Scotland plc

Signature:

Name:	/s/ Richard Wild	Date:	15 February 2012

Name:	/s/ Richard Wild	Date:	15 February 2012

Appendix 1
External Ratings

The following is a summary of RBS’ process for sourcing and processing external ratings:

•	Latest Moody’s, Fitch and S&P issuer and issue ratings are captured and processed on a daily basis by the GBM Market and Ratings Service (MARS) system.

•	For each of the external vendors various ratings data is obtained. Examples include, but are not limited to:

-	Long-term (and whether foreign or domestic);

-	Short-term (and whether foreign or domestic, taxable or municipal etc.);

-	Bank Financial Strength;

-	Prospective;

-	National Scale Ratings;

-	Outlook (various kinds).

•	External ratings are “tagged” with descriptors to inform end users of their exact nature and enable selection of the specific kinds of ratings they required.

•
In addition, where an external vendor does not provide an issuer rating, but does provide issue ratings, an issuer rating is derived from the underlying issue ratings.  This is done using a GBM Credit Policy approved algorithm, and the results are clearly identifiable as internally derived values.

•
Where ratings have changes, action codes are attached to indicate whether the rating is brand new, changed in value, expired by the vendor or, specifically in the case of Moody’s, previously sent in error and therefore should be deleted.

•	External issue and issuer ratings are published daily within the bank for use by various client business areas and picked up by RBS’ Credit Risk systems.

Appendix 2

Examples

Definitions

Old Assets:  Covered Assets, Non-Cash Realisations or parts thereof that are subject to the post-Trigger refinancing.

New Assets:  Covered Assets, Non-Cash Realisations or parts thereof arising pursuant to, or resulting from, post-Trigger refinancing of an Old Asset.

a)	Basic case – refinancing an entire Covered Asset

•	A Covered Asset (ACAID_1) with an initial Covered Amount £100m and Outstanding Amount £60m comprises one loan facility.

•	The entire Covered Asset is transferred to GRG from the relevant division and shortly thereafter restructured, as part of which GRG takes a £5m equity stake and the loan element is reduced to £35m.

•	On or around the same time the debt asset is impaired and later partially written off, leaving a total carrying value of £35m for the restructured loan in addition to the £5m for the equity stake.

•	The debt asset returns to health and is handed back to the division where it is later refinanced.

•	After the refinancing carried out in the division:

-	GRG sells the equity stake for £15m at a profit.

-	A further £10m is drawn down on the refinanced debt facility (i.e. the Old Asset) and, following subsequent deterioration of the asset, an impairment is taken for this amount.

-	The initially expected cash realisations of £35m are received.

The calculation of ‘net loss’ under Simplification (i.e. on the assumption that the Covered Asset is an AV Asset) and non-Simplification scenarios is shown overleaf.

Note that for the purposes of illustrating the post Trigger refinancing mechanism clearly, Covered Amounts and Outstanding Amounts in these examples are assumed to be static over time other than for the events described above (i.e. factors such as amortisation and other causes of movements are ignored).

i)  Simplification:

1.	AV at the time of the initial restructuring is the write off of £20m which takes into account the par valuation of the restructured loan of £35m and the equity stake valuation of £5m.

2.
The subsequent refinancing of ACAID_1, the restructured loan of par value £35m, gives rise to a New Asset which is treated as neither part of the Covered Asset nor a Non-Cash Realisation and is therefore completely ignored for all APS purposes (by virtue of paragraph 6.9 of Schedule 10).  Therefore the additional £10m impairment on the New Asset is ignored and has no AV impact.. The equity stake continues to be treated as a Non-Cash Realisation [In this case there is no adjustment to the AV immediately prior to the refinancing as the carrying values of the Old Asset and New Asset are the same.].

3.
The original value of the equity stake is £5m and it continues to be recognised as a Non-Cash Realisation past the point of refinancing. It is ultimately sold for £15m and the Recovery recognised is equal to the profit made of £10m.

Final ACAID_1 Net Loss	= Initial AV – Recoveries

= £20m – 10m

= £10m.

ii)  Non-Simplification:

1.	Triggered Loss = £60m.

2.
Refinancing the Old Asset outside GRG generates a deemed Recovery of £35m, equal to the carrying value of the New Asset, and this gives rise to a New Asset which is no longer covered under the Scheme (by virtue of paragraph 9(A)(a) of this letter).

3.	The original value of the equity stake is £5m and it continues to be recognised as a Non-Cash Realisation past the point of refinancing. It is ultimately sold for £15m.

Final ACAID_1 Net Loss	= Triggered Loss – Recoveries

= £60m – (35m + 15m)

= £10m.

4.
The refinancing of ACAID_1 gives rise to a New Asset, which does not form a part of the Old Asset and is completely ignored for all APS purposes.  Therefore the additional £10m drawn down and £35m cash realisations do not give rise to any CL Payments or Recoveries.

Results table

The table below shows the impact of the above events on the Scheme Ledger and PAD reporting.

Note that all values are balances in £m.

Old Asset APS reportable amounts	(a) Restructuring / AV Trigger	(b) Refinancing outside GRG	(c) Equity disposal	(d) Additional drawdown / write off	(e) Cash realisations
Simplification
AV	20	20	20	20	20
Recoveries	0	0	10	10	10
Net Loss	20	20	10	10	10
Non-Simplification
Triggered Loss	60	60	60	60	60
Recoveries	0	35	50	50	50
CL Payments	0	0	0	0	0
Net Loss	60	25	10	10	10

b)	Complex case – refinancing part of a Covered Asset

•	A Covered Asset (ACAID_2) with an initial Covered Amount £150m and Outstanding Amount £100m comprises three loan facilities.

•	The entire Covered Asset is transferred to GRG and shortly thereafter restructured, as part of which GRG takes a £5m equity stake.

•	As part of the restructuring, the loan facilities are partially written off, leaving a loan outstanding of £70m.

•	The loan facilities return to health and are handed back to the Division where one facility (Facility 3 – the Old Asset) is later refinanced. At that time this facility has a carrying value of £25m.

•	After the refinancing:

-	GRG sells the equity stake for £10m.

-	A further £5m is drawn down on loan facility 2, and there is a subsequent write-off of £5m.

-	A further £10m is drawn down on the refinanced loan, loan facility 3, and there is a subsequent write-off of £10m.

i)  Simplification:

1.	AV following the partial write-off is £25m, which takes account of the equity stake of £5m.

2.	Recoveries equal the profit on disposal of the equity stake = £5m.

3.	The further write off on loan facility 2 of £5m, gives rise to a corresponding adjustment to the AV.

4.	Final ACAID_2 Net Loss	= Initial AV – Recoveries + ΔAV

= £25m – 5m + 5m

= £25m.

5.
The refinancing of the Old Asset gives rise to a New Asset, which does not form a part of the original Covered Asset (or a Non-Cash Realisation) and is therefore completely ignored for all APS purposes (by virtue of paragraph 6.9 of Schedule 10).  Therefore the additional £10m write off on the New Asset has no AV impact.

ii)  Non-Simplification:

1.	Triggered Loss = £100m.

2.	Refinancing outside GRG generates a deemed Recovery of £25m for the Old Asset (loan facility 3), equal to its carrying value.

3.	Equity sales proceeds = £10m.

4.	The further draw down on loan facility 2 gives rise to a Covered Liability payment of £5m.

5.	Recovery expectations are met and a further £45m cash is realised (total expected Recovery of £70m less Recovery of £25m already taken in lieu of refinancing).

6.	Final ACAID_2 Net Loss	= Triggered Loss – Recoveries + CL Payment

= £100m – (25m + 10m + 45m) + 5m

= £25m.

7.
The refinancing of Loan facility 3 gives rise to a New Asset, which does not form a part of the original Covered Asset (or a Non-Cash Realisation) and is therefore completely ignored for all APS purposes.  Therefore the additional £10m drawdown does not give rise to any CL Payment Amount.

Results table

The table below shows the impact of the above events on the Scheme Ledger and PAD reporting.

Note that all values are balances in £m.

Old Asset APS reportable amounts	(a) Restructuring / AV Trigger	(b) Refinancing outside GRG	(c) Equity disposal	(d) Additional drawdown / write off	(e) Cash realisations
Simplification
AV	25	25	25	30	30
Recoveries	0	0	5	5	5
Net Loss	25	25	20	25	25
Non-Simplification
Triggered Loss	100	100	100	100	100
Recoveries	0	25	35	35	80
CL Payments	0	0	0	5	5
Net Loss	100	75	65	70	25

c)  Impact of a refinancing or debt restructuring without the involvement of GRG – attribution of subsequent payments

1.
Loan A, a Covered Asset that is not an AV Asset, undergoes a restructuring/refinancing that falls within paragraph 9(A)(a) of this letter pursuant to which part of Loan A is repaid (and not replaced), whilst the remainder is refinanced by Loan B.

2.
The part of Loan A that is repaid and not replaced will give rise to a Cash Realisation under the Conditions; the effect of paragraph 9(A)(a), however, is that the part of Loan A refinanced by Loan B will (to the extent it does not give rise to a Cash Realisation under the Conditions) additionally give rise to a deemed Cash Realisation in the amount of the initial carrying value of Loan B, while Loan B will be deemed not to be part of any Covered Asset (or Non-Cash Realisation).

3.
This treatment of Loan B is stated to be "without prejudice to the effect of such refinancing or debt restructuring, including any payments made in connection therewith, on the Recoveries in respect of such In-Scope Asset to the extent attributable to the old assets and exposures and not attributable to the new assets and exposures".  The effect of this language is to ensure that the deeming will not impact any Recoveries directly arising from Loan A; if, however, interest (for example) were to be received under the terms of Loan B, this would not be reportable for Scheme purposes, notwithstanding that such interest could potentially be seen to be (indirectly) attributable to Loan A.